Exhibit 99.2

December 10, 2019

Board of Directors
Verso Corporation
8540 Gander Creek Drive
Miamisburg, Ohio 45342

Members of the Board:

SCW Capital Management, LP (“SCW”) is a Dallas-based private advisory firm focused on achieving long-term value creation through investments in small and mid-cap domestic companies.  SCW began acquiring stock in Verso Corporation (“Company”) in 1Q 2017 and as of December 10, 2019 SCW and its affiliates own 1,909,397 shares, representing approximately 5.48% of total shares outstanding.  We wrote an initial letter to the Verso Board (“Board”) on May 31, 2019 reflecting concerns we had regarding the lack of alignment of the Board with the shareholders and the inability of the Board to articulate and execute on a consistent strategy with regards to capital allocation.  Despite subsequent conversations with the Company and the Board, we continue to have these concerns and strongly believe the Company is currently at a critical point to address these issues.

We appreciate the board’s hard work, dedication, and service to Verso over the past several years but now feel that the company is at a critical juncture where shareholders will benefit by new board members who are industry experts and represent the views of larger shareholders.  Therefore, after careful evaluation, we are informing you that we intend to vote in opposition to the current Board and in favor of the Atlas Holdings and Blue Wolf Capital nominees.  The combined Atlas and Blue Wolf firms have strong industry credentials, including a track record of success in creating value within the manufacturing sector, and our vote for their slate represents a vote in support of greater alignment with shareholders given the share ownership of those firms and also better positions Verso to increase shareholder value in our view.

We can be reached at (214) 756-6039.

Regards,

SCW Capital Management, LP

Cc:         Alan J. Carr, Director

Eugene I. Davis, Director
Steven D. Scheiwe, Director
Jay Shuster, Director
Adam St. John, CEO & Director
Randy J. Nebel, Director
Nancy M. Taylor, Director

3131 Turtle Creek Blvd, Suite 850 | Dallas, TX 75219 | p: 214.756.6056